Exhibit 16.1

May 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

Re: i-level Media Group Incorporated (formerly Jackson Ventures, Inc.)

We are the former independent accountants for i-level Media Group Incorporated (formerly Jackson Ventures, Inc.), a Nevada corporation (the "Company"). We have been furnished with a copy of the Company's response to Item 4.01 of Form 8-K disclosing our resignation as independent public accountants of the Company. We confirm our agreement with the statements made in such disclosure insofar as they relate to our firm. We are not in a position to agree or disagree with the statements in such disclosure regarding the approval of our resignation by the Board of Directors of the Company or the appointment of new independent accountants by the Company.

Yours truly,

"DMCL"

Dale Matheson Carr-Hilton Labonte LLP
CHARTERED ACCOUNTANTS